EXHIBIT 99.4

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Media Release

Rio Tinto releases new tailings facilities disclosure aligned with GISTM requirements
05 August 2025

Rio Tinto has today published detailed information on its global tailings facilities, in alignment with the Global Industry Standard on Tailings Management (GISTM).

The disclosure includes updated information on 14 tailings facilities rated Very High or Extreme consequence under GISTM classifications (as previously disclosed on 4 August 2023), along with new information on a further 84 tailings facilities rated Low, High or Significant.

Rio Tinto Chief Technical Officer Mark Davies said “Managing tailings responsibly is essential for keeping people, communities and the environment safe from harm and is fundamental to maintaining our social licence.

“We are proud to share our management practices transparently and to partner with local communities, our industry peers and regulators to drive transformative improvements in tailings management.

“Rio Tinto has committed to implementing the GISTM at all our tailings facilities and we have been working hard over the past five years to bring these into conformance. We have made significant progress and have detailed plans in place to complete the few outstanding items.”

Details of Rio Tinto’s tailings facilities and progress towards GISTM conformance, can be accessed via an interactive map available at www.riotinto.com/tailings.

Media Release

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